UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,

132 Menachem Begin Road,

Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

As announced previously by the Registrant, on January 25, 2018 the Israeli Registrar of Companies issued a Name Change Certificate to the Registrant, thereby officially changing the name of the Registrant to Kitov Pharma Ltd. from Kitov Pharmaceuticals Holdings Ltd.

On January 27, 2018, the Registrant published a report in Hebrew with the Israel Securities Authority and the Tel Aviv Stock Exchange containing a copy of the Name Change Certificate. The Memorandum of Association and Articles of Association of the Registrant are each thereby amended to reflect the new name of the Registrant.

Attached as Exhibit 99.1 hereto is an unofficial summary English translation of the Name Change Certificate.

Exhibit 99.1	Certificate of Company Name Change date January 25, 2018 (unofficial English translation from Hebrew)

This Form 6-K, including the exhibit hereto, is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

January 29, 2018	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
Company Secretary

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